FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 17, 2003

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82-__________

SIGNATURE
List of exhibits
News Release
SCHEDULE 11
News Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: March 17, 2003	By	Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated March 17, 2003

1.	MYOVIEW Press Release, March 4 2003

2.	Schedule 11 — Notification of Interests of Directors And Connected Persons, March 4 2003

3.	Directors Increase in Amersham plc Holding, March 13 2003

News Release

Contact:	Amersham plc: Graeme Holland — UK (media), +44 1494 54 2115 Graeme.holland@amersham.com

Amersham plc: Alexandra Morris — UK (investors), +44 1494 54 2051 Alexandra.morris@amersham.com

Amersham plc: Tracy Cheung — US (investors and media), +1 732 457 8684 tracy.cheung@amersham.com

AMERSHAM HEALTH’S MYOVIEW RECEIVES FDA APPROVAL FOR THE ASSESSMENT OF LEFT VENTRICULAR FUNCTION IN PATIENTS BEING EVALUATED FOR HEART DISEASE

LONDON, U.K., (March 4, 2003) — Amersham Health, global leader in medical diagnostics, a major provider of radiotherapy products and a business of Amersham (LSE,NYSE,OSE:AHM), today announces that its radiopharmaceutical imaging agent MYOVIEW™ (Kit for the Preparation of Technetium Tc99m Tetrofosmin) has received FDA approval for the assessment of Left Ventricular Function (left ventricular ejection fraction and wall motion) in patients being evaluated for heart disease.

MYOVIEW™, the company’s second largest selling product, is already well established in diagnostic cardiology, where it is used to diagnose heart disease by visualising blood flow to the heart muscle. The addition of this indication allows physicians to get three important data points from one test. Perfusion, wall motion and ejection fraction all contribute to the overall functional assessment of a patient’s heart. The approval of the Left Ventricular Function (LVF) indication marks yet another major step in Amersham Health’s overall commitment to expanding the clinical versatility of this valuable product used for the diagnosis of heart disease.

“This new indication adds even more value to the clinical usefulness of MYOVIEW™ which, with LVF, can now provide critical functional information to the well accepted perfusion assessment to better diagnose a patient’s cardiac health,” said Daniel L. Peters, President of Amersham Health’s medical diagnostics business world-wide. “MYOVIEW™ continues to gain broad market acceptance throughout the world and we remain committed to the continued expansion of its clinical utility and more importantly, to meet the needs of the physician to more effectively manage their patients with heart disease. MYOVIEW™ is a key component of our outstanding cardiology portfolio and we look forward to continued development of additional MYOVIEW™ indications on a global basis.”

In 2001 Amersham Health received US approval for the expanded use of MYOVIEW™ in patients with known or suspected coronary artery disease with pharmacologic stress agents, who are unable to take physical exercise. Last year MYOVIEW™ became an

*Myoview - (Kit for the Preparation of Technetium Tc-99m Tetrofosmin for Injection)

important new weapon in the fight against breast cancer following its approval for breast tumour imaging in Europe.

MYOVIEW™, introduced in the U.S. in 1996, is widely used throughout the U.S., capturing approximately 40% of the technetium cardiac market and over 30% of the global myocardial perfusion market.

In studying patients with known or suspected coronary artery disease, care should be taken to ensure continuous cardiac monitoring and the availability of emergency cardiac treatment. As with all injectable drug products, allergic reactions and anaphylaxis may occur.

Editor’s Notes

About Amersham Health
Amersham Health, a business of Amersham, is the leading global pharmaceutical provider of diagnostic and predictive imaging products and services. Amersham Health is dedicated to providing healthcare professionals with products that expand and improve their diagnostic capabilities and contribute to the treatment of disease. Amersham Health is committed to finding innovative diagnostic and therapeutic solutions with a focus on cardiology, neurology and cancer. Every single second one of Amersham Health’s products is used around the world to make a difference in a person’s life.

About Amersham
Amersham is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had annual sales of £1.62 billion in 2002 and around 10,200 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively.

For additional information and full prescribing information, visit the Amersham Health Web site at www.amershamhealth.com or the Amersham corporate Web site at www.amersham.com

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Amersham plc

2)	Name of director Sir William Castell

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7)	Number of shares/amount of stock acquired

N/A

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

N/A

12)	Price per share

N/A

13)	Date of transaction

N/A

14)	Date company informed

N/A

15)	Total holding following this notification

N/A

16)	Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant

3 March 2003

18)	Period during which or date on which exercisable

3 March 2006 to 2 March 2013

19)	Total amount paid (if any) for grant of the option

None

20)	Description of shares or debentures involved: class, number

273,976 Ordinary shares of 5 pence each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£4.38

22)	Total number of shares or debentures over which options held following this notification

955,932

23)	Any additional information

24)	Name of contact and telephone number for queries

Susan M Henderson Tel 01494 542063

25)	Name and signature of authorised company official responsible for making this notification Susan M Henderson

Date of Notification 3 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Amersham plc

2)	Name of director Peter Loescher

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7)	Number of shares/amount of stock acquired

N/A

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

N/A

12)	Price per share

N/A

13)	Date of transaction

N/A

14)	Date company informed

N/A

15)	Total holding following this notification

N/A

16)	Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant

3 March 2003

18)	Period during which or date on which exercisable

3 March 2006 to 2 March 2013

19)	Total amount paid (if any) for grant of the option

None

20)	Description of shares or debentures involved: class, number

205,480 Ordinary shares of 5 pence each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£4.38

22)	Total number of shares or debentures over which options held following this notification

514,760 Ordinary shares of 5 pence each

23)	Any additional information

24)	Name of contact and telephone number for queries

Susan M Henderson Tel 01494 542063

25)	Name and signature of authorised company official responsible for making this notification Susan M Henderson

Date of Notification 3 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Amersham plc

2)	Name of director Giles Francis Bertram Kerr

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7)	Number of shares/amount of stock acquired

N/A

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

N/A

12)	Price per share

N/A

13)	Date of transaction

N/A

14)	Date company informed

N/A

15)	Total holding following this notification

N/A

16)	Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant

3 March 2003

18)	Period during which or date on which exercisable

3 March 2006 to 2 March 2013

19)	Total amount paid (if any) for grant of the option

None

20)	Description of shares or debentures involved: class, number

141,566 Ordinary shares of 5 pence each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£4.38

22)	Total number of shares or debentures over which options held following this notification

651,920 Ordinary shares of 5 pence each

23)	Any additional information

24)	Name of contact and telephone number for queries

Susan M Henderson Tel 01494 542063

25)	Name and signature of authorised company official responsible for making this notification Susan M Henderson

Date of Notification 3 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Amersham plc

2)	Name of director George William Battersby

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7)	Number of shares/amount of stock acquired

N/A

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

N/A

12)	Price per share

N/A

13)	Date of transaction

N/A

14)	Date company informed

N/A

15)	Total holding following this notification

N/A

16)	Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant

3 March 2003

18)	Period during which or date on which exercisable

3 March 2006 to 2 March 2013

19)	Total amount paid (if any) for grant of the option

None

20)	Description of shares or debentures involved: class, number

125,572 Ordinary shares of 5 pence each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£4.38

22)	Total number of shares or debentures over which options held following this notification

410,444 Ordinary shares of 5 pence each

23)	Any additional information

24)	Name of contact and telephone number for queries

Susan M Henderson Tel 01494 542063

25)	Name and signature of authorised company official responsible for making this notification Susan M Henderson

Date of Notification 3 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)	Name of company Amersham plc

2)	Name of director Andrew Carr

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5)	Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6)	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7)	Number of shares/amount of stock acquired

N/A

8)	Percentage of issued class

N/A

9)	Number of shares/amount of stock disposed

N/A

10)	Percentage of issued class

N/A

11)	Class of security

N/A

12)	Price per share

N/A

13)	Date of transaction

N/A

14)	Date company informed

N/A

15)	Total holding following this notification

N/A

16)	Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17)	Date of grant

3 March 2003

18)	Period during which or date on which exercisable

3 March 2006 to 2 March 2013

19)	Total amount paid (if any) for grant of the option

None

20)	Description of shares or debentures involved: class, number

171,236 Ordinary shares of 5 pence each

21)	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£4.38

22)	Total number of shares or debentures over which options held following this notification

651,639 Ordinary shares of 5 pence each

23)	Any additional information

24)	Name of contact and telephone number for queries

Susan M Henderson Tel 01494 542063

25)	Name and signature of authorised company official responsible for making this notification Susan M Henderson

Date of Notification 3 March 2003

News Release

Directors Increase in Amersham plc Holding

Amersham plc announce that on 13 March 2003, Sir William Castell (Chief Executive) and Giles Kerr (Finance Director) increased their holdings in the Company through the exercise of awards under the Amersham plc, Long Term Incentive Plan.

Sir William Castell has acquired 27,041 additional ordinary shares taking his holding in the Company to 270,611 (0.0385%).

Giles Kerr has acquired 15,939 additional ordinary shares taking his holding in the Company to 25,939 (0.0037%).

Both directors will be retaining the shares acquired.

Amersham plc (LSE, NYSE, OSE: AHM) is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had sales of £1.6 billion (US $2.3 billion) in 2001 and 9,500 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively. For more information, visit our website at www.amersham.com

- ends -

Notes to Editor:
Enquiries:
UK Investors Alexandra Morris	Tel: +44 (0)1494 542 051